UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15 A


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
 OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 033-30158-A

Hull Energy, Inc.
(Exact name of registrant as specified in its charter)

1111 Alderman Drive, Suite 210, Alpharetta, GA 30005, (770) 521-0797 (Address, including zip code, and telephone number, including area code, of registrants principal executive offices)

Common Shares, Series A Preferred Shares, Series B Preferred Shares, and Series D Preferred Shares
(Title of each class of securities covered by this Form)

Common Shares, Series A Preferred Shares, Series B Preferred Shares, and Series D Preferred Shares
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)		[  ]
       Rule 12g-4(a)(2)		[  ]
       Rule 12h-3(b)(1)(i)	[x]
       Rule 12h-3(b)(1)(ii)	[  ]
       Rule 15d-6		[  ]

Approximate number of holders of record as of the certification or notice date: Common Shares 815; Series A Preferred Shares 1; Series B Preferred Shares 9; Series D Preferred Shares 1; and TOTAL 826

Hull Energy, Inc. (the Issuer) hereby requests immediate withdrawal of its Request to terminate the registration of its common shares under Section 12(g) of the Exchange Act, which was filed with the Securities and Exchange Commission (the Commission) on December 26, 2012 (the Form 15).

The Issuer believes that withdrawal of the Form 15 is consistent with the public interest and the protection of investors. The Issuer is withdrawing the Form 15 because, while it believes that the number of common shareholders would be less than 500 following the reverse stock split of common shares, as is required under Section 12(g) it needs additional time to amend the reverse to provide for a mandatory cash-in-lieu of fractional common shares. Please note that the Form 15 was a voluntary filing under
Section 12g-4, 12h-3 of the Securities Exchange Act of 1934, as amended.



    Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 4, 2013  		By: 	/s/Jeffrey M. Canouse
					Jeffrey M. Canouse
       CEO & President of Hull Energy, Inc.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.
SEC 2069(02-08)
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